Listed on the Toronto Stock Exchange:CBD

     Cumberland Resources

#906 - 595 Howe Street

Vancouver, BC  V6C 2T5

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.CumberlandResources.com

Email:      cumberland@telus.net

News Release 02-16

Oct. 17th, 2002

Feasibility Study Initiated

VANCOUVER, BRITISH COLUMBIA - Cumberland Resources Ltd. (the "Company") is pleased to announce the commencement of a full feasibility study on its 100% Meadowbank gold project located in Nunavut Canada.

In January 2002, the Company reported that a Preliminary Assessment (see News Release NR02-02), using a production rate of 246,000 oz. per year, generated estimated total cash costs of $US168/oz gold over a mine life of 8.3 years with 85% of production from open pit designs at Meadowbank.  During 2002, the Company completed approximately 16,000 meters of expansion and in-fill diamond drilling, advanced metallurgical studies and enhanced environmental studies at the Meadowbank project, the results of which, to date, have encouraged the Company to initiate a full feasibility study on the project. Final selection of an international engineering firm to complete the study will be announced in mid -November.

Concurrent with the decision to proceed with feasibility, Mr. Glen Dickson has stepped aside as President and Chief Executive Office. An executive search is under way to strengthen the Company's mine development team. The Board wishes to thank Mr. Dickson for his contribution to the growth of the Company over the past nine years. Mr. Dickson will remain as a valuable member of Cumberland's Board of Directors.

Mr. Kerry Curtis, a Senior Officer with the Company for the past seven years, has been appointed as interim President and Chief Executive Officer. Mr. Curtis has also joined the Board of Directors. Mr. Curtis has had primary responsibility for the Meadowbank Gold Project over the past five years.

Mr. Walter Segsworth, former President and Chief Operating Officer of Homestake Mining Company, has assumed the office of co-Chairman of the Company and will assist Mr. Curtis in his interim capacities.

Cumberland Resources holds interests in two Canadian gold projects: Meadowbank (100%) and Meliadine West (22% carried).  Cumberland is well financed with approximately $12 Million in its treasury and it is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production.

For further information, please contact Mr. Kerry Curtis, at (604) 608-2557.

CUMBERLAND RESOURCES LTD.

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.